Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-158484-01

November 17, 2010
CALIFORNIA WATER SERVICE COMPANY
$100,000,000 5.500% FIRST MORTGAGE BONDS DUE 2040, SERIES PPP
FULLY AND UNCONDITIONALLY GUARANTEED BY
CALIFORNIA WATER SERVICE GROUP
FINAL TERMS AND CONDITIONS

Issuer:	California Water Service Company (the “Company”)

Issue Format:	SEC Registered

Note Type	First Mortgage Bonds

Guarantee:	Fully and unconditionally guaranteed by California Water Service Group

Total Principal Amount:	$100,000,000

Pricing Date:	November 17, 2010

Settlement Date:	November 22, 2010

Maturity Date:	December 1, 2040

Interest Payment Dates:	Each June 1 and December 1, commencing on June 1, 2011

Coupon:	5.500%

Gross Spread:	0.875%

Issue Price:	99.416%

All-in Price:	98.541%

Optional Redemption:	Redeemable at the Company’s option in whole or in part at any time within six months of the maturity date at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus accrued but unpaid interest.

Minimum Denominations:	$1,000

CUSIP:	130789 AF7

Bookrunners:	Robert W. Baird & Co.
Blaylock Robert Van, LLC

Use of Proceeds	The Company estimates that it will receive approximately $98,041,000 in net proceeds from the sale of the bonds, after deducting an aggregate of approximately $875,000 in underwriting discounts and commissions and $500,000 in estimated offering expenses.

The Company intends to use the net proceeds of the offering to repay the balance on its syndicated unsecured revolving line of credit. As of September 30, 2010, there was an outstanding balance of $34.0 million on the syndicated line of credit and the interest rate on these borrowings was 2.26%. The Company used these borrowings for general corporate purposes. The Company also intends to use the net proceeds of the offering for general corporate purposes, such as increasing our working capital, making capital expenditures, acquiring assets and taking advantage of other business opportunities. Pending application of the net proceeds as described above, the Company may invest the proceeds in short-term securities.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Website at www.sec.gov. Alternatively, Robert W. Baird & Co., the lead bookrunner for the offering, will arrange to send you the prospectus if you request it by calling Robert W. Baird & Co., Fixed Income Department, at 1-800-RWBAIRD (1-800-792-2473); or through your usual contact at Robert W. Baird & Co.

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